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                                                                  EXHIBIT (a)(7)

                                 June 15, 2001

     Dear Employee:

     On Tuesday, June 12th, we distributed an offer to exchange certain stock options outstanding under our Restated 1989 Stock Option Plan with an exercise price per share of more than $10.00 held by our U.S. employees (except employees who, as of April 18, 2001, were former officers of Captaris are not eligible to participate) for new options to be granted under either the 2000 Non-Officer Employee Stock Compensation Plan or the 1989 Plan.

     If you have not yet received the offer to exchange your options and the related documents in your office mail or at home (if you do not work at a campus location) and you think you should have, please contact Susie Shea at susieshea@captaris.com or (425) 825-3310. As a reminder, the offer will expire at 5 p.m., Pacific Standard Time, on July 10, 2001, unless we extend the offer.

     As a convenience to you, we have made a change to the procedures relating to the election and tender of eligible options. If you accept the offer, you do not need to return your option letter agreement(s) or an affidavit of lost option letter agreement with respect to the eligible options that are tendered for exchange. Accordingly, the only document you must complete, sign and return to us is the Election Form, which must be returned to us whether you accept or reject the offer. Please note that if you accept the offer and you are a resident of a community property state (i.e., Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), your spouse must also sign the Election Form in the space provided.

     Finally, thanks for your questions to date. As a result of your questions, we would like to correct the following items in your exchange documents.

     First, please refer to page 2 of the Summary Term Sheet in the Offer to Exchange (the 30-page document). In the second example on that page, we incorrectly state that if you were to tender 2,000 options with an exercise price of $23.00 per share, you would receive an option to purchase 50 shares in return. In fact, you would receive an option to purchase 500 shares of common stock (the greater of 250 shares or 1/4 of 2,000 shares).

     Second, please refer to the Stock Option Exchange Election Form:

     . The correct fax number for returning your Election Form is (425) 814-4802. The area code on the first page of the Election Form is incorrect.

     . The second sentence of Option A on the first page of the Election Form is incorrect and should read: "By choosing this Option A, I agree to cancel all of my eligible options under the 1989 Plan (those with a per share exercise price greater than $10.00) in exchange for a new option grant pursuant to the offer."
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     .  The third sentence in the second to last paragraph that you must initial on page 2 of the Election Form contains a typo and should read:
        "Further, I acknowledge and agree that if my employment with Captaris terminates at any time after my new option has begun vesting, I will have a limited time in which to exercise that option, based on the terms of the Stock Plan under which the grant is made and the letter agreement between Captaris and me setting forth the terms of the new option."

     We would like to thank you for the responses we have received so far regarding the offer to exchange. We encourage you to direct any and all questions regarding the exchange to either Shan Koenig at shankoenig@captaris.com or to me at jeffdecillia@captaris.com, or by calling either of us at (425) 820-6000.

     Jeff deCillia

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